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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                            JONES PHARMA INCORPORATED
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.04 PER SHARE
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                         (Title of Class of Securities)


                                   480236 10 8
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                AUGUST 25 , 1998
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  480236 10 8     13D                                 Page 2 of 4 Pages

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1       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (entities only)

        DENNIS M. JONES; JUDITH A. JONES
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2       Check the Appropriate Box if a Member of a Group
        (See Instructions)                                      (a)      |X|

                                                                (b)      | |

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3       SEC Use Only



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4       Source of Funds (See Instructions)

        OO
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5       Check if disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                  [ ]


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6       Citizenship or Place of Organization

        UNITED STATES

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         Number of               7      Sole Voting Power

          Shares                        4,457,292
                           -----------------------------------------------------
       Beneficially              8      Shared Voting Power

         Owned by                       -0-
                           -----------------------------------------------------
           Each                  9      Sole Dispositive Power

         Reporting                      4,457,292
                           -----------------------------------------------------
                                10      Shared Dispositive Power
        Person With
                                        -0-
                           -----------------------------------------------------
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11      Aggregate Amount Beneficially Owned by Each Reporting Person

        4,457,292
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12      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares                                                          [ ]
        (See Instructions)


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        Percent of Class Represented by Amount in Row (11)

        15.3%

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14      Type of Reporting Person (See Instructions)

        IN

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CUSIP No.  480236 10 8                     13D                 Page 3 of 4 Pages

ITEM 1.  Security and Issuer.

         Common Stock, par value $.04 per share
         Jones Pharma Incorporated
         1945 Craig Road
         St. Louis, Missouri  63146

ITEM 2.  Identity and Background.

(a)      Dennis M. Jones and Judith A. Jones, husband and wife

(b)      Jones Pharma Incorporated
         1945 Craig Road
         St. Louis, Missouri  63146

(c) Dennis M. Jones is the Chairman of the Board, Chief Executive Officer and President of Jones Pharma Incorporated. Mr. Jones founded Jones Pharma Incorporated in 1981.

         Judith A. Jones is Executive Vice President of Corporate Affairs, Secretary and Treasurer of Jones Pharma Incorporated and has served continuously as a Director of Jones Pharma Incorporated since 1981.

(d)      Not applicable.

(e)      Not applicable.

(f) Each of Dennis M. Jones and Judith A. Jones is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds and Other Consideration.

         The holdings reflected in this statement represent the aggregation of the separate individual holdings of Dennis M. Jones and Judith A. Jones, direct and indirect, of the common stock of Jones Pharma Incorporated. As a result of the agreement referenced in Item 6 below, each of Dennis M. Jones and Judith A. Jones may be deemed to have acquired beneficial ownership (for purposes of Rule 13d-3) of the shares separately held by the other.

ITEM 4.  Purpose of the Transaction.

         As referenced in Item 6 below, the transaction relates to the potential disposition of shares of the common stock of Jones Pharma Incorporated upon the latter to occur of the deaths of Dennis M. Jones or Judith A. Jones.

ITEM 5.  Interest in Securities of the Issuer.

(a,b) As of February 26, 1999, Dennis M. Jones (and/or his revocable trust) is deemed to own beneficially an aggregate of 3,356,365 shares of the common stock of Jones Pharma Incorporated, excluding shares held by Judith A. Jones, representing 11.5% of the class of common stock of Jones Pharma Incorporated. Such holdings include 326,000 shares currently under option to Mr. Jones from Jones Pharma Incorporated. Such holdings also include 200,000 shares owned by Mr. Jones which are subject to purchase by third parties at $32.50 per share under option rights expiring on June 18, 1999. Mr. Jones has sole voting and dispositive power with respect to such shares.

         As of February 26, 1999, Judith A. Jones (and/or her revocable trust) is deemed to own beneficially an aggregate of 1,101,937 shares of the common stock of Jones Pharma Incorporated, excluding shares held by Dennis M. Jones, representing 3.8% of the class of common stock of Jones Pharma Incorporated. Such holdings include 81,000 shares currently under option to Mrs. Jones from Jones Pharma Incorporated. Mrs. Jones has sole voting and dispositive power with respect to such shares.


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CUSIP No.  480236 10 8                  13D                    Page 4 of 4 Pages

(c) Neither Mr. nor Mrs. Jones has had any transactions in the common stock of Jones Pharma Incorporated within the 60 days preceding the filing of this
Schedule 13D except for disposition by gifts of an aggregate of 5,110 shares by Mr. Jones on February 26, 1999.

         Neither Mr. nor Mrs. Jones had any transactions in the common stock of Jones Pharma Incorporated within the 60 days preceding the August 25, 1998 date of the agreement referenced in Item 6 below which gives rise to the filing of this statement except for dispositions by gifts of an aggregate of 2,145 shares by Mr. Jones on August 26, 1998.

(d)(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

During August 1998 Jones Pharma Incorporated purchased "key employee" insurance policies on the joint lives of Mr. and Mrs. Jones in policies having an aggregate death benefit of $40,000,000. The policies represent a combination of term and whole life insurance intended to provide for level premium expense aggregating approximately $865,000 per year. Contemporaneously with the purchase of these policies, on August 25, 1998, Jones Pharma Incorporated entered into an agreement with Mr. and Mrs. Jones (individually and as the trustees of their respective revocable trusts holding shares of the Company's common stock). Pursuant to such agreement, at the time of the death of the second to die of Mr. or Mrs. Jones their estates or the successor trustees of their trusts or any beneficiary of such trust receiving a distribution of shares of Jones Pharma Incorporated common stock is given the option to require Jones Pharma Incorporated to repurchase some or all of such shares of common stock.

The purchase price applicable to any such repurchase will equal the average closing price for such stock for the ten days preceding the date of death giving rise to the option. The option may only be exercised by notice given not earlier than seven nor later than eight months after the date of death giving rise to the option and any resulting repurchase shall be made within thirty days of such notice of exercise. The agreement limits the obligation of Jones Pharma Incorporated to effect such repurchases to the amount of the insurance proceeds received by it pursuant to the policies, but provides that Jones Pharma Incorporated may not borrow against any cash values in the policies or cancel the insurance without the consent of Mr. and Mrs. Jones. Mr. and Mrs. Jones have agreed with Jones Pharma Incorporated that in the event of any termination of the policies under circumstances in which Jones Pharma Incorporated does not recover in full its premium costs, they will reimburse such unrecovered costs.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1: Stock Redemption Agreement dated as of August 25, 1998, by and among Jones Pharma Incorporated and Dennis M. Jones (individually and as trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated March 16, 1993) and Judith A. Jones (individually and as trustee of the Judith A. Jones Amended and Restated Revocable Trust dated June 8, 1993).


Exhibit 2:     Rule 13d-1(k) Joint Filing Agreement.



         After reasonable inquiry, and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



      /s/ Dennis M. Jones                             /s/ Judith A. Jones
      -------------------                             -------------------
          Dennis M. Jones                                 Judith A. Jones
(individually and as Trustee of              (individually and as Trustee of the
the Dennis M. Jones Amended and              Judith A. Jones Amended and
Restated Revocable Trust dated               Restated Revocable Trust dated
March 16, 1993)                              June 8, 1993)


April 20, 1999